CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated June 27, 2003 in the matter of File No. 70-10117.

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Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On September 16, 2003, the issuance by the Company of $40,000,000 aggregate principal amount of its Series I 5.75% Senior Notes due September 15, 2033 (the "Series I Notes"), pursuant to the Ninth Supplemental Indenture dated as of September 16, 2003, supplementing the Senior Note Indenture dated as of January 1, 1998 between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee (the "Indenture"), was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

         Exhibit A - Prospectus supplement with respect to the
                     Series I Notes, dated September 5, 2003. (Filed electronically September 9, 2003, in File Nos. 333-104449, 333-104449-01 and 333-104449-02.)

         Exhibit B - Underwriting Agreement with respect to the
                     Series I Notes dated September 5, 2003. (Designated in Form 8-K dated September 5, 2003 as Exhibit 1.)

         Exhibit C - Ninth Supplemental Indenture to the Indenture
                     dated as of September 16, 2003 providing for the issuance of the Series I Notes. (Designated in Form 8-K dated September 5, 2003, as Exhibit 4.1.)

         Exhibit D - Opinion of Beggs & Lane, a Registered Limited Liability Partnership, dated September 22, 2003.


Dated:   September 22, 2003             GULF POWER COMPANY


                                        By /s/ Wayne Boston_
                                             Wayne Boston
                                            Assistant Secretary